UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                 Agency.com Ltd.
                                 ---------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title and Class of Securities)

                                    008447104
                                 --------------
                                 (CUSIP Number)

                              Barry J. Wagner, Esq.
                                 General Counsel
                               Omnicom Group Inc.
                               437 Madison Avenue
                            New York, New York 10022
                                 (212) 415-3600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 2, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


                              (Page 1 of 4 Pages)

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CUSIP NO. 008447104             SCHEDULE 13D/A                 Page 2 of 4 Pages
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     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Omnicom Group Inc.
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [_]
                                                          (b)  [_]
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     3   SEC USE ONLY

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     4   SOURCE OF FUNDS

         WC
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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)             [_]
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     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
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                       7    SOLE VOTING POWER             None
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           None
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        None
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      None
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         None
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                         [_]
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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
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     14  TYPE OF REPORTING PERSON*

         CO
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                      SEE INSTRUCTIONS BEFORE FILLING OUT!
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                              (Page 2 of 4 Pages)

      This amendment (the "Amendment") amends and supplements the information set forth in the Statement on Schedule 13D filed by Omnicom Group Inc. ("Omnicom") on February 10, 2000 (as previously amended, the "Statement") relating to common stock of Agency.com Ltd. ("Agency.com"). In addition to Items specifically amended and supplemented by this Amendment, each Item of the Statement to which the information set forth herein is relevant is amended thereby.

Item 5. Interest in Securities of the Issuer.

      On May 2, 2001, Omnicom contributed the capital stock of its Communicade subsidiary and certain other assets to Seneca Investments LLC ("Seneca") and received a preferred stock interest in Seneca. The common stock in Seneca is owned by an unaffiliated entity; the preferred stock beneficially owned by Omnicom is not convertible into common stock and does not vote in the election of Seneca directors. Accordingly, Omnicom's beneficial ownership has decreased below 5% of Agency.com's outstanding common shares.


                              (Page 3 of 4 Pages)

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this Statement may be filed on behalf of the undersigned by Omnicom Group Inc.

                                         OMNICOM GROUP INC.

                                         By: /s/ RANDALL J. WEISENBURGER
                                             ---------------------------
                                             Executive Vice President

May 3, 2001


                              (Page 4 of 4 Pages)